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                                                                    EXHIBIT 28.1



                          [CFSB BANCORP LETTERHEAD]


                                                     CONTACT:   ROBERT H. BECKER
                                                                PRESIDENT & CEO
                                                                517-374-3588
                                                          OR:   JOHN W. ABBOTT
                                                                EXECUTIVE VICE
                                                                PRESIDENT & COO
                                                                517-483-4871


                                                        NEWS RELEASE


FOR IMMEDIATE RELEASE -- AUGUST 21, 1996


                          CFSB BANCORP, INC. DECLARES
                               10% STOCK DIVIDEND

Lansing, Michigan -- CFSB Bancorp, Inc., (NASDAQ-NMS: CFSB) holding company for Community First Bank, announced today the Corporation's Board of Directors declared a 10 percent stock dividend payable September 12, 1996, to stockholders of record on August 30, 1996. Stockholders will receive one share of common stock for each 10 shares they hold on the record date. Certificates for the additional full shares will be mailed September 12, 1996. Stockholders entitled to receive fractional shares will receive cash based on the stock's market price on August 30, 1996. Management anticipates the Corporation's next regular quarterly cash dividend will be paid on October 11, 1996, and expects the current dividend rate of $0.12 per share will remain in effect for both the current and new shares.

As previously announced, the Corporation's Board of Directors, at its June 18, 1996, meeting, approved a stock repurchase program whereby the Corporation may acquire up to 224,000 shares of the Corporation's common stock, which represents approximately 5 percent of the outstanding common shares. The repurchase program was designed to offset the future dilution incurred in connection with the administration of the Corporation's stock option plans and the issuance of stock dividends. To date, 65,700 shares have been repurchased in open market transactions and the Corporation intends to reissue these shares in conjunction with the 10 percent stock dividend.

CFSB Bancorp, Inc., is the holding company for Community First Bank, a federal savings bank, which specializes in residential mortgage lending and retail banking services. With headquarters in Lansing, Michigan, the Bank serves mid-Michigan from 19 office locations and six additional off-site 24-Hour ATM Banking Centers. Total assets of CFSB Bancorp at June 30, 1996, were $791.6 million and stockholders' equity, all tangible, was $65.1 million.

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